CIBT Education Group Inc. 12thF, 777 West Broadway Vancouver, BC, Canada V5Z 4J7 Telephone: 1.604.871.9909 Facsimile: 1.604.871.9919 http:// www.cibt.net e-mail: info@cibt.net

July 14, 2009

Submission on EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC 20549
Mail Stop 3720

Dear Mr. Spirgel:

Re:	CIBT Education Group Inc., Form 20-F for the year ended August 31, 2008, Filed March 25, 2009, File No. 1-34021

We are in receipt of a comment letter dated June 30, 2009 and we respectfully request an extension to August 31, 2009 to allow us to provide a proper, thoughtful and thorough response to the SEC.

The comments provided to us are of a technical nature, primarily involving valuation matters relating to goodwill and intangible assets that will require coordination between our business valuator, a third party service provider who played a key role regarding the valuation of goodwill and intangible assets, along with our auditors. The business valuator is away from July 13, 2009 to July 26, 20009, and from August 1, 2009 to August 9, 2009. Certain partners who will be reviewing our reply prior to its submission to the SEC will be away on vacation at different times in July and August 2009.

As a result, it will be extremely difficult for us to provide a complete response to the SEC within a short time frame. In order to provide a proper, thoughtful and thorough response to the SEC’s comments, we must:

1.	have our business valuator conduct additional analysis, including sensitivity analysis;
2.	prepare our response; and
3.
have our response reviewed by our auditors as it pertains to accounting and valuation matters, which includes two partner reviews which cannot begin until the end of July at the earliest based on the availability of our auditors.

We acknowledge and respect the objectives of the SEC to avoid unnecessary delays and we undertake to make our very best efforts to deal with this matter as expeditiously as we are able. We believe we will be able to respond no later than August 31, 2009.
Should you have any questions, please contact myself, Tim Leong at (604) 871-9909 Extension 307, or Ms. Jenna Virk, a representative of our legal counsel, Bacchus Law Corporation, at (604) 632-1282.

Your truly,

/s/ Tim Leong
Tim Leong
Chief Financial Officer, Principal Accounting Officer, Senior VP and Secretary